UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

ChinaCache International Holdings Ltd. Announces

First Nine Months of 2019 Financial Results (Unaudited)

On January 21, 2020 ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) , a leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results as of and for the nine-month period ended September 30, 2019.

First Nine Months of 2019 Financial Overview

•	Net revenues were RMB724.7 million (US$101.4million), compared with RMB724.0 million for the first nine months of 2018.
•	Gross profit was RMB176.3 million (US$24.7 million), compared with a gross profit of RMB210.4 million for the first nine months of 2018.
•	Net profit was RMB27.1 million (US$3.8 million), compared with a net profit of RMB29.0 million for the first nine months of 2018.
•	Adjusted EBITDA (non-GAAP) was RMB74.2 million (US$10.8 million), compared with adjusted EBITDA (non- GAAP) of RMB53.6 million for the first nine months of 2018.

In the first nine months of 2019 our strategy focused on core CDN services and related business, which is the main driver of the Company’s revenue. The net revenue and net profit of CDN business were RMB581.1 million (US$84.6 million) and RMB57.8 million (US$8.4 million), respectively. We continuously made great efforts in providing high-quality bandwidth in CDN services which were anticipated to generate more revenues in future and further influence our EBITDA margin positively. As we have slightly reduced our service price to customers in the first nine months of 2019 but relevant cost reduction was typically several months delayed than the decline in revenue, we expected that an increase in gross margin of CDN services was predictable.

Our business from IDC services suffered net loss of RMB30.7 million (US$4.5 million), which was primarily attributable to the heavy depreciation and amortization cost, electronic expenses as well as the interest expenses, etc.

First Nine Months of 2019 Financial Results

Net revenues for the first nine months of 2019 were RMB724.7 million (US$101.4million), a slight increase of 0.1% from the first nine months of 2018. The stable net revenues were primarily attributable to the good relationships we maintained with major customers.

Cost of revenues for the first nine months of 2019 increased by 6.8% to RMB548.4 million (US$76.7 million). The increase was mainly due to increased cost of IDC business as IDC services provided to Alibaba Group have been enlarged in 2019, and net off by the slightly decreased cost in providing high-quality bandwidth in CDN services influenced by the delayed cost reduction cycle.

Non-GAAP gross margin, which excludes share-based compensation, was 24.3% for the first nine months of 2019, compared with 29.2% for the first nine months of 2018. The decrease in Non-GAAP gross margin was mainly attributable to the slightly reduced service price to customers in CDN business but the cost has not decreased proportionally and simultaneously.

Sales and marketing expenses for the first nine months of 2019 were RMB27.6 million (US$3.9 million), or 3.8% of net revenues, which were broadly flat compared with the expenditures for the first nine months of 2018, primarily attributable to the consistent implementation of cost control measures.

General and administrative expenses for the first nine months of 2019 were RMB93.3 million (US$13.1 million). Excluding the non-recurring professional service fee of RMB10.0 million (US$1.5 million) related to the disposal of Shuo Ge, a subsidiary of the Company, the general and administrative expenses decreased RMB8.1 million (US$1.2 million), or 8.9% from the first nine months of 2018. For recent years, the Company has kept scaling down staff cost and other office expenses to operate in an economical and efficient way.

Research and development (R&D) expenses for the first nine months of 2019 were RMB41.7 million (US$5.8 million), or 5.8% of net revenues, a 19.9% decrease from the first nine months of 2018, which was primarily attributable to a decrease in R&D staff cost.

Operating profit was RMB11.6 million (US$1.6 million) for the first nine months of 2019, compared with an operating profit of RMB27.3 million for the same period of 2018. Non-GAAP operating income, which excludes share-based compensation expenses and impairment of long-lived assets, was RMB14.1 million (US$2.1 million) for the first nine months of 2019, compared to RMB32.1million in first nine months of 2018. The Company had a decrease in operating profit, which was mainly attributable to decreased gross margin in CDN business as discussed above, off-setting by decrease of general and administrative expenses.

Income tax expense was RMB0.005 million (US$0.001 million) for the first nine months of 2019, compared with income tax expense of RMB0.01 million for the first nine months of 2018. In first nine months of 2019, almost all the income before tax from profitable entities could utilized their respective previous losses carried forward except a small amount of taxable profit.

Net profit was RMB27.1 million (US$3.8 million) for the first nine months of 2019, compared with a net profit of RMB29.0 million for the first nine months of 2018. Net profit per basic and diluted American Depositary Share (“ADS”) for the first nine months of 2019 was RMB1.03 (US$0.14) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange gain (loss), and impairment of long-lived assets, was RMB74.2 million (US$10.8 million ) for the first nine months of 2019. Adjusted EBITDA (non-GAAP) was RMB53.6 million for the first nine months of 2018.

Adjusted net profit (non-GAAP), defined as net profit before share-based compensation expenses, foreign exchange gain (loss), and impairment of long-lived assets, was RMB26.5 million (US$3.9 million) for the first nine months of 2019, compared with adjusted net profit (non-GAAP) of RMB30.4 million for the first nine months of 2018. Non-GAAP net profit per basic and diluted ADS for the first nine months of 2019 was RMB0.99 (US$0.14) each.

Balance Sheet

As of September 30, 2019, the Company had cash and cash equivalents of RMB43.7 million (US$6.1 million), compared with RMB41.1 million as of December 31, 2018. As of September 30, 2019, net long-term assets were RMB562.0 million (US$78.6 million), compared with net long-term assets of RMB464.8 million as of December 31, 2018. Total current assets were RMB767.2 million (US$107.3 million), compared with current assets of RMB1,010.7 million as of December 31, 2018, current liabilities were RMB1,824.2 million (US$255.2 million), compared with current liabilities of RMB2,015.6 million as of December 31, 2018. Consequently, net current liabilities were RMB1,057.0 million (US$147.9 million), compared with net current liability of RMB1,004.8 million as of December 31, 2018. The net current liability of RMB1,057.0 million as of September 30, 2019, raised substantial doubt about the Company’s ability to continue as a going concern. The Company has been implementing a comprehensive plan as described in Note 2 of the consolidated financial statements included in the Company’s annual report for 2018 on Form 20-F filed on November 29, 2019 to address this risk.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. is a major total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross margin, adjusted net income (loss) (non-GAAP), adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

To present non-GAAP gross margin, the Company excludes share-based compensation expense from gross margin.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense and foreign exchange gain (loss).

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain (loss) and impairment of long-lived assets that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•	adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;
•	they do not reflect changes in, or cash requirements for, the Company’s working capital needs;
•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;
•	they do not reflect income taxes or the cash requirements for any tax payments;
•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;
•	while share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and
•	other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in these earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

The Company’s interim financial statements are prepared and presented in accordance with U.S. GAAP. However, the interim financial statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as ChinaCache’s strategic and operational plans contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ChinaCache’s goals and strategies; ChinaCache’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, ChinaCache’s services; ChinaCache’s expectations regarding keeping and strengthening its relationships with customers; ChinaCache’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where ChinaCache provides solutions and services. Further information regarding these and other risks is included in ChinaCache’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408-5686

Email: ir@chinacache.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2020	ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
Xiaoqiang Wei
Chief Executive Officer